

Mail Stop 3561

November 3, 2009

Mr. Richard B. Cribbs
 Chief Financial Officer
COVENANT TRANSPORTATION GROUP, INC.
400 Birmingham Highway
Chattanooga, Tennessee 37419

> **Re:** **Covenant Transportation Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-24960**

Dear Mr. Cribbs:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Forms 10-K (Fiscal Year Ended December 31, 2008)

Management's Discussion and Analysis

Recent Results and Year-End Financial Condition, page 21

1.	Refer to your narrative discussion and table disclosure of the non-GAAP measure
	of net loss, without the impairment charges, and related loss per share. Please
	delete this and any other references of non-GAAP financial measures from filed
	documents such as your Forms 10-K and 10-Q. You may choose instead, for
	example, to discuss and disclose the dollar (or percentage) impact the impairment
	charges had on (or contributed to) your GAAP results of operations, without
	presenting such non-GAAP totals that excluded these charges. Please revise in
	future filings. We do not accept non-GAAP financial measures with titles or
	descriptions confusingly similar to titles or descriptions used for GAAP financial
	measures, including "Non-GAAP Basis Net Loss Excluding Impairment
	Charges."

Note 1. Summary of Significant Accounting Policies, page 49

2.	Refer to your discussion of "Segment Information" on page 53. We note that you
	have elected to aggregate the results of your reporting segments in fiscal 2007 and
	2008. We have reviewed your support for this presentation, as provided in your
	response letter dated August 16, 2005. In view of your current structure and
	activities, including the acquisition of Star in fiscal 2006, we are not persuaded
	that your current presentation of a single reporting segment (or the two reporting
	segments presented in your subsequent Form 10-Q) is appropriate. It appears to
	us that the presentation of separate information may provide useful information to
	investors. Please address whether and how each of your three nonbrokerage
	subsidiaries has similar operating characteristics and, if you believe that they do,
	provide numerical support for your conclusion. In addition, please address their
	similarity in the five relevant areas (such as products and processes, type of
	customer, methods used to provide services etc.). Finally, please provide us with
	a copy of the most recent operating results and/or reports used by your chief
	operating decision maker to make decisions about resources to be allocated and to
	assess performance. We may have further comments upon review of your
	response.

Form 10-Q for Quarter Ended June 30, 2009

Liquidity and Capital Resources, page 24

3.   On an ongoing basis, as applicable, please discuss the business reasons for, and the implications of, your working capital deficit.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief